Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Arctic Jersey Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

AMCOR LTD FY18 FULL YEAR RESULTS ANNOUNCEMENT Tuesday, 21st August 2018 11.30 AEST

AMCOR CORPORATE REPRESENTATIVES:

Ron Delia, Managing Director and CEO

Michael Casamento, Executive VP, Finance and CFO

Ron Delia: We’ll start as we do with all our meetings, internal and external at Amcor, with our safety performance. I’m looking at slide four of the slide pack. Now, protecting the people who work for and with Amcor is our number-one priority, and our overall objective is no injuries, so that everyone goes home safely at the end of each day.

At the end of June 60% of our sites, so more than 100 factories around the world were injury-free for a period of 12 months or more, which shows us that no injuries is in fact possible. Through FY2018, our loss time injury frequency rate was 1.0 and our recordable case frequency rate was 2.6. And these are world-class metrics by any standard for a company of Amcor’s size and geographic breadth. But our results over the last two years have been impacted by our recent acquisitions and we’re starting to see some good progress in those businesses, but there’s more to do and they remain a top safety priority as we move into FY2019.

Our other two global safety priorities for FY2019 remain our focus on hand safety and our drive to eliminate the risks that can lead to serious injuries or fatalities, or SIFs, as they’re often called. There are very specific action plans to support those priorities at each of our 200 plants around the world, as well as at each of our office facilities around the world. So, while we maintain an excellent level of safety performance at Amcor, the goal is no injuries and so the journey continues.

Turning now to our full-year financial results, starting with the summary and the highlights on slide six. Now you will have heard us and others in the industry talk about a few short-term challenges that we experienced through the 2018 financial year. The first key message from me this morning is that we have seen some early encouraging indications that those challenges are starting to stabilise as we head into the 2019 financial year.

Volumes in the North American beverage segment have started to modestly improve. Earnings headwinds from the time lag in passing through higher raw material costs have started to slow, and emerging markets organic growth in the second half improved to 4%. Earnings for the 2018 financial year, despite those challenges, were in line with the prior period in constant currency terms and the business continued to focus on those levers within our control in the short term, implementing pricing actions to recover higher input costs in the flexible packaging segment, and adapting the cost base to reflect lower volumes in some parts of the business.

We continue to generate strong margins and cash flow, which, along with the confidence in the earnings capacity of the business going forward, enabled the board to increase the full year dividend by 5% to $0.45 per share. During FY18, Amcor also made strong progress against the strategic priorities that will drive earnings growth going forward. We completed new long-term contracts with several multinational customers who value our global footprint and innovation capabilities. We started commissioning new plants in India and Mexico, and in January Amcor took a large step forward for the entire industry by making a significant environmental pledge, and I’ll come back to our sustainability agenda later on.

And of course, earlier this month, we announced an agreement to acquire Bemis in an all-stock combination at a fixed exchange ratio. I’ll also come back to this later, but the transaction generates exceptional value creation for Amcor shareholders and strengthens our industry-leading value proposition for customers, employees and the environment.

Looking ahead, we remain excited about the long-term growth potential for Amcor, and we expect to deliver constant currency earnings growth in the 2019 financial year.

Slide seven shows the key financial metrics for the 2018 financial year. PAT and EPS in constant currency terms were in line with last year. Cost performance including delivering benefits from investments in various restructuring initiatives and cost savings projects was strong through the period. We also used the last six months to take actions to mitigate the unfavourable impact from a widening of the US tax base resulting from the recent tax reform, so that we can realise an ongoing benefit from the lower rates, which were also part of that reform. Combined, these factors offset the earnings headwinds from the three short term challenges we experienced through the year.

Return on funds employed remain strong at 19%. Free cash flow was strong at $194 million and the balance sheet remains equally strong with leverage at 2.7 times, and we remain comfortable with our financial position and our ability to continue investing for future growth. These metrics, along with our confidence in the earnings growth capacity of the business, enabled the board to increase the final dividend to $0.24 per share, bringing the total dividend for the financial year to $0.45 per share, which as I said, is 5% higher than last year.

Moving on to the Flexible segment on slide eight, flexibles PBIT was modestly lower than the prior year in constant currency terms, while margins and returns remained strong and in line with last year. The performance reflects a few key drivers. Firstly, cost performance across the business was excellent and earnings benefited from the exceptional progress we’ve made in the final stages of the restructuring programme announced back in 2016.

PBIT this year includes a total benefit of approximately $36 million in relation to these restructuring initiatives, and we exited the year at the full run rate of approximately $60 million, the top end of the upgraded range. And the programme has been a big success with an outstanding return on the cash invested of more than 35%.

Second, the global flexible packaging industry has experienced meaningful increases in raw material cost during the year, and as the market leader, we’ve been resolute in recovering those increases through higher selling prices, but there’s a natural time lag, which creates an adverse short-term earnings impact when raw materials are rising. And as I mentioned earlier, we’re encouraged that the pace of this earnings headwind has reduced in some regions. However, further pricing actions will be implemented in the first half of the 2019 fiscal year in order to fully recover these higher costs.

The net adverse impact on PBIT in FY2018 from this normal time lag was approximately $43 million in total, which includes about $35 million in the legacy businesses plus an additional $8 million impact in our recently acquired businesses. We had good sales growth in food, Europe, Capsules and the global health care businesses in the second half, so a noticeable improvement in emerging markets growth compared to H1.

Particularly encouraging was the performance in our Flexibles Asia business, which benefited from much better margin management and from actions taken in the second half to improve cost performance going forward.

Now to the outlook for flexibles for the 2019 year, which is on slide nine. In constant currency terms, we’re expecting the flexible segment to deliver solid PBIT growth in the 2019 financial year compared with PBIT of $835 million in the 2018 year. And this takes into account the following factors. Modest organic growth, which assumes no earnings impact for the full year related to raw material cost movements, a net benefit from prior-period acquisitions of approximately $10 million after deducting cost to achieve synergies in the first half, incremental restructuring benefits of approximately $10 million US dollars. Our earnings in the first half of FY19 are expected to be modestly higher than the prior year subject to raw material cost developments through the remainder of the first half.

Moving to the Rigid Plastics segment on slide ten. In the North American beverage business, volumes remained weak through the year and combined with adverse mix to result in earnings below last year. Organic volumes were down 5% with preform and cold filled container volumes 2% lower, and hot filled container volumes 9% lower than the prior year. While the business maintained share with existing customers, lower volumes resulted from a softer overall market, adverse customer mix and customer inventory reductions, which was partly offset by new business wins.

The earnings impact of the lower volume and adverse mix was more pronounced in the second half of the year as the business has less opportunity to flex costs in H2 given the strong seasonality of customer demand. We’re cautious but encouraged to see beverage volumes begin to improve as we head into the 2019 financial year. Within the specialty container business, earnings were higher than last year, reflecting benefits from the recent acquisition of the Sonoco business of approximately $10 million in the first half, which was partially offset by lower volumes in the second half, reflecting the time required to commercialise new business wins compared with the timing of business losses.

In North America, economic conditions remained mixed through the year and volumes were lower. But this was offset by strong operating cost performance so that overall earnings were in line with the same period last year. We understand the benefit of being proactive on the cost base and today we’ve announced a range of initiatives, which we will be starting during this current half in the Rigid Plastics business. And over many years, the business has practically managed its plant network and as a result operates at a high utilisation rate. However, there’s always more that can be done and coming out of a period of weaker volumes, we’ve taken the opportunity to proactively identify initiatives to reduce costs and better position the business for higher earnings leverage going forward. And these initiatives will include investments in manufacturing footprint optimisation and productivity improvements, as well as overhead cost reductions.

Full run rate benefits are expected to be approximately $15 million to $20 million by the end of the 2020 financial year, from a cash investment of approximately $45 million, so representing an attractive return of about 40% on the cash invested.

In terms of the outlook for Rigid Plastics on slide 11, we are expecting the Rigid Plastic segment to deliver solid PBIT growth in the 2019 financial year compared with the $312 million achieved in fiscal 2018. This takes into account modest organic growth, net benefits from prior-period acquisitions of approximately $5 million to $10 million after deducting cost to integrate and capture synergies in the first half of the year, approximately $5 million to $10 million of benefits from restructuring initiatives reflecting the FY2019 benefits of the restructuring initiatives I just mentioned. And for the first half, earnings in 2019 are expected to be modestly higher than the prior year, subject to volume development across the business in the first half.

And with that, I’ll hand over to Michael to talk about the cash flow and balance sheet.

Michael Casamento: Thanks, Ron, good morning. Well, looking at the cash flow on slide 12 and touching on some of the key items, cash flow for the year was solid at $194 million, with operating cash flow including integration and restructuring spend of around $35 million. Integration and restructuring costs have been at a level higher than we would see in most years, and from a P&L perspective, this was around $40 million for the year.

Cash interest was $197 million. The increase on prior year mainly reflects the depreciation of the US dollar against currencies in which borrowings are being drawn and higher cost related to US dollar floating rate debt. Last year, the cash inflow from working capital was particularly strong and exceeded our expectations. At that time, we explained that we had seen meaningful and sustainable improvements, but we did not expect to generate the same level of cash this year.

And as expected, working capital cash inflow is lower than last year, and this has also been adversely impacted by higher raw material costs on inventories. Having said that, we’re pleased with the progress we’re making in bringing acquisitions more in line with the Amcor average and working capital will continue to be an area of focus across all of our businesses.

Spend on our Flexibles restructuring initiatives is separately identified here with $61 million, which is in line with the guidance of $60 million to $65 million for the year. Cash investment in this restructuring programme is now complete.

Free cash flow after capital expenditure and dividends of $194 million is within our guided range of $150 million to $250 million. With cash investment in the Flexible segment restructuring programme now complete, we expect the 2019 financial year free cash flow to be in the range of $200 million to $300 million.

Turning to slide 13. Looking at the balance sheet and the debt profile, the key point on this slide is that Amcor’s balance sheet remains strong and continues to provide capacity to invest in future growth opportunities and grow the dividend. Our primary objective for the balance sheet has always been to maintain an investment grade rating. We consider a wide range of ratios in order to meet this objective, but two of the main ratios are leverage and interest cover. These two measures are in line with where we anticipated them to be at year-end at 2.7 and 7 times respectively. In terms of financing costs, we expect net interest for the 2019 financial year would be in the range of $200 million to $210 million in constant currency terms, and this reflects the benefits from relatively higher cost debt maturing in the second half offset by some assumed further increases in US floating interest rates.

While I’m addressing guidance for next year, I’ll touch on the effective tax rate. So the normalised rate for the current year was 17.5%, which was lower than the guidance we provided in February. And at that time, we recognised and disclosed provisional estimates related to the US tax reform measures, which included a lowering of the federal corporate tax rate and a widening of the tax base.

This was a substantial piece of legislative change and since then with detailed analysis, updated guidance and interpretation of the new legislation we’ve taken actions to 30th June, resulting in a more favourable outcome than previously expected as we’ve navigated the widening of the tax base. As a result, the effective tax rate guidance for FY19 is between 17% and 18%.

In terms of the debt profile, we continue to be in a very comfortable position, with access to a diverse range of funding sources. During the year, we also extended the debt maturity over five years following the issuance of a ten-year USD $500 million bond in the United States in May. And the refinancing of the USD $775 million syndicated multi-currency facility with the maturity dated February 21st. Both renewal saw a strong credit demand.

The next sizeable refinancings are in FY19, a €550 million bond and a USD $750 million syndicated facility, both due in April 2019. With an appropriate combination of fixed and floating debt with a well-balanced mix of currencies. In summary the key message for me this morning is that Amcor remains very well positioned. During the year cash generation has continued to be solid and the balance sheet remains strong. This provides the flexibility to continue to grow organically, and by acquisition, as well as paying dividends.

So with that, I’ll hand back over to Ron.

Ron Delia: Thanks, Michael. For the next few minutes, I’ll quickly recap Amcor’s strategy and the longer-term growth potential we see for the company. Starting with slide 15, which provides a recap of Amcor’s strategy. Many of you have seen this before but for those of you who are new to Amcor, let me quickly outline the building blocks of our strategy. The first element is our portfolio of businesses. We choose to play in segments which share some important characteristics, including a focus on primary packaging for fast-moving consumer goods, product segments with good industry structure and attractive relative growth outlooks.

These criteria have led us to a focused portfolio of strong businesses that we have today in four product segments — Flexible Packaging, Rigid Plastics, Specialty Cartons and Closures. Amcor has leadership positions in most of these segments, which means we have multiple paths to winning by having a significant scale advantage, or by offering something unique in the market.

Second element of our strategy is the Amcor Way, which is how we describe the differentiated capabilities we’re driving in a consistent way across all of our businesses. These are the capabilities that are the keys to winning in the packaging industry, and delivering them in a common way is how we get leverage across our portfolio.

Third, with this focused portfolio of businesses and these differentiated capabilities, Amcor generates strong cash flow and then deploys that cash to deliver strong and consistent shareholder returns. We think about those shareholder returns in a way as depicted on slide 16 that we call our shareholder value creation model. You could say it’s our capital allocation framework. It’s a long-term model, which provides a simple way for investors to think about how Amcor redeploys its cash flows that are generated each year to benefit returns and provide benefits to shareholders.

Now, our thinking in relation to these principles around capital allocation has not changed for many years. Through paying dividends and growing the business organically and pursuing acquisitions at attractive returns, and returning residual cash to shareholders, value creation through the cycle will remain strong and defensive over time.

Turning to slide 17, and one of the key drivers of growth going forward not just for Amcor but for our entire industry, which is sustainability. Sustainability is one of the most important consumer trends emerging worldwide. In January, Amcor became the first global packaging company to pledge to develop all of our packaging to be recyclable or reusable by 2025. We also pledged to significantly increase our use of recycled materials and to work with others to drive greater recycling of packaging around the world.

As the first packaging company to make such a pledge, we’re aligned with major global brands, retailers and NGOs in making a shared commitment to address the challenge of plastics in the environment. We’re taking action on each of the pledge elements and recently established a Centre of Sustainability Excellence in Europe to advance our R&D efforts in developing fully recyclable packaging materials.

We see the consumer interest in sustainable packaging as an exciting opportunity for Amcor as an industry leader to differentiate ourselves, and we see combining forces with Bemis as a great way to accelerate our innovation agenda and extend our technical capabilities, which is a good segue into a brief recap of the Bemis transaction.

Earlier this month, we announced that Amcor will acquire Bemis in an all-stock transaction at a fixed exchange ratio. Amcor is a very strong company and a leader in its own right. By combining with Bemis, we take a big step toward being the global leader in consumer packaging, at a moment in time when the opportunities for a leading packaging company have never been greater. Putting the two companies together results in the footprint, scale, talent and capabilities to offer the most compelling value proposition to our key stakeholders, including our customers, employees and the environment.

For both sets of shareholders, this transaction delivers a unique opportunity to benefit from a significant value creation opportunity, and with the unique transaction structure that will be cash and tax free, and will result in greater liquidity for the new Amcor shares going forward. After the transaction, the financial profile of Amcor will be even stronger, with the same investment grade balance sheet and even stronger cash flow to pursue the same disciplined capital allocation approach or shareholder value creation model that I described earlier.

Slide 19 recaps the strategic rationale for the deal, which we believe is highly compelling, and early feedback from a range of key stakeholders suggests that they would agree. I’ll go into more detail on some of these points later, but the headlines are clear on the slide. First, there’s the resulting global footprint, which will be a comprehensive global footprint for our Flexible Packaging business.

Second, across that global footprint we’ll have greater scale and resources in each key region around the world. Third, our portfolio will benefit from increased exposure to attractive end markets like protein and healthcare, and attractive product segments like barrier films and foils, which can be transferred across regions and leveraged across the global footprint, and of course there’s the combination of capabilities and management talent from both companies. The result will be a much stronger organisation with the ability to offer global, regional and local customers the most compelling value proposition in the industry, with a broader offering of innovative and sustainable products.

Slide 20 shows a bit more detail on how the outcome of this deal results in a truly global and well balanced footprint for our flexible packaging business. By bringing together Amcor’s leading flexible business in Europe, Asia and many parts of Latin America, with Bemis’s leading positions in North America and Brazil, we will be well placed to serve customers in every region. Including larger customers that value global supply, and smaller customers in each region who also value the innovation, quality and service that an industry leader can offer.

Slide 21 shows the scale benefit of combining these highly complementary regional positions and it comes through very clearly. As a result of this transaction, Amcor will gain increased scale in flexibles in the Americas, with regional revenues increasing from about $1 billion today to over $4 billion. This is a region we identified as a key growth priority some time ago, and this transaction delivers a step change in that area.

In addition, there will be meaningful increases in scale in all other regions of the world as well. Now, the benefits of scale can certainly include cost advantages, but scale also provides a resource and capability advantage, and the potential to combine the capabilities of Amcor and Bemis is one of the most exciting parts of this transaction.

Slide 22 highlights some of the things Amcor brings to the combination with Bemis. We have a good track record of growth through M&A. We have strong relationships with many global customers and we have a long history of operating across all key emerging markets. In fact, we’re in 27 emerging market countries today, and not just operating, but operating profitably at margins similar to those of Amcor overall.

In terms of capabilities, I mentioned earlier that a key part of our strategy is the Amcor way, which is how we describe the capabilities that we develop in a consistent way across our businesses, you can see those capabilities listed here on the slide. Key point here is those capabilities evolve over time, but the key is the financial impact we’ve realised as a result. We’ve shown margins here in our Flexible segment as an example, but financial benefits are seen in other metrics as well including working capital and cash flow.

Now, of course, Bemis brings many things to the party as well, slide 23 provides a snapshot of some of those highlights. We spent a lot of time over the last few months getting to know the Bemis business in more depth, and some things really stand out. In our industry, Amcor and Bemis would be seen as real innovation leaders, and Bemis brings highly regarded technical and material science capabilities in particular.

These capabilities are a big reason why Bemis also has a very strong customer relationship and book of business, and large positions in some very attractive product and market segments, including barrier films and protein packaging. Now, the centre of gravity for all of this technical competence is the infrastructure Bemis has established in the US, including their Innovation Centre. That level of infrastructure is similar to what Amcor has developed in Rigid Plastics so we know hard that is to replicate.

We’re confident and excited by the opportunity to combine Bemis’s capabilities in the US with ours, especially in Europe, to create an exceptional value proposition for customers around the world. In the meantime, in the North American market like any other developed market around the world, growth is not easy to come by so you want to be in the right segments. And Bemis has great positions in a couple of the more attractive parts of that market, which is why the company generates the margins that it does.

With leading positions in meat and cheese or protein packaging, and in what we would call high performance materials for various liquids, there’s the opportunity to benefit from some underlying growth drivers, which are consistent around the world, including rising protein consumption and the ongoing conversion from glass and metal packaging to plastics, including flexible formats.

The strategic rationale is compelling, but the financial rationale and value creation through the Bemis transaction is also substantial, and the highlights are on slide 24.

Firstly, the financial metrics for the deal itself are very compelling. There’s a lot of value created here for all shareholders, and this is an all-stock combination with no cash outlays required and under a tax free share exchange, which is executed at a multiple equivalent to Amcor’s trading multiple.

In doing so, we unlock substantial value through pre-tax cost synergies of $180 million or about 4 to 5% of Bemis’s sales by the end of the third year, and deliver double-digit pro forma EPS accretion for all shareholders at high returns. Second, Amcor will have a stronger financial profile going forward with higher margins after the delivery of the synergies and annual cash flow after capex and before dividends in excess of $1 billion, and we’ll continue to maintain an investment grade balance sheet with immediate capacity for further investment.

Third, the transaction structure results in the stock being listed on two major exchanges: the NYSE and the ASX. Through these listings, we expect there will be greater liquidity for investors as the total market cap of the combined company, which we estimated about $17 billion US pre-synergies, is expected to qualify for inclusion in the US S&P 500 Index while the Australian-listed CDIs will also continue to be included in the S&P ASX 200 Index.

Finally, while we have not taken this into account in the metrics I just described, the stronger value proposition and strengthened capabilities and higher weighting in attractive segments should ultimately lead to higher growth than either company would realise independently. With regard to the synergies, the teams in Amcor and Bemis have worked hard to identify and evaluate those cost synergy opportunities.

We’re confident in being able to generate at least 4 to 5% of Bemis’s sales, or about $180 million in cost synergies alone. And from our experience in carrying out over 20 acquisitions in the last five years, that’s a level that’s right in line for a complementary acquisition like this one.

I’d like to highlight a couple of other points related to synergies. First, these estimates do not include reductions in sales and marketing R&D costs. As you’ve heard from me earlier, we view the combined commercial capabilities of the two companies as a significant source of value. Secondly, the savings are incremental to current cost savings initiatives and operational improvement initiatives already underway at both companies, so the benefits here from synergies will be additive.

Finally, the $180 million includes cost synergies only, we’ve not factored in any additional sources of revenue synergies in terms of the transaction metrics. So we’ve got a great track record here delivering acquisition synergies, we would aspire to outperform this target, and we see a couple of big areas where there is potential to do just that and end up with a better outcome.

In closing on slide 26, we see some encouraging signs heading into the 2019 financial year. We continue to focus on those short-term levers that are within our control, in particular pricing and cost reductions. We continue to make good progress on our strategic investments and priorities that will benefit the near and long term, and we expect constant currency earnings growth and strong cash flow in fiscal 2019, and of course we’re very excited about the value creation we have in front of us as a result of the Bemis transaction, which we are targeting to close in the first quarter of calendar 2019.

That concludes my opening remarks, and Michael and I will be happy to take your questions.

Ron Delia: Start with Mark Wilson here in the front.

Mark Wilson, Deutsche Bank

Mark Wilson: Ron, just on raw material cost, just wondering if you can run through broadly what you are seeing across really the key grades and the key regions, and how much progress were you able to make through the course of the second half?

Ron Delia: Well, we made good progress I guess would be the first message, and that’s why we’re starting to see the earnings headwinds start to slow. And if you think about it, the first half we had about between $20 million and $25 million in total impact from raw materials. The second half, there was about 20, so 43 for the year between the legacy business and the recently acquired businesses, so you see a moderation or at least a stabilisation.

In terms of the commodities themselves, resins in many parts of the world have if not stabilised show a slower rate of increase. I think in the Americas, particularly in South America, we’ve continued to see some increases in the more recent periods, but generally resins have slowed. Aluminium has been stubborn and liquids, which includes things like inks and varnishes and adhesives, have continued to increase, but the rate of those increases has slowed. And so for the full year in 2019, we expect no impact neither positive or negative from timing of passing through raw material cost. In the first half, we will still have a bit of a headwind as we work through the pricing actions to offset the most recent increases.

David Errington, Bank of America Merrill Lynch

David Errington: Ron, can I delve into that second-half performance of rigids please? It was a pretty heavy drop of about 15%-16% in EBIT. Can you go into explaining, probably, I think we were talking before at slide 42 just that leverage that you’ve got in the second half and the inability to be able to flex costs, to be able to manage a reduction in the volume. Can you go into this restructuring programme that you’re looking to do? What’s that going to do to improve the underlying business? I mean, is this a rear guard action that you do or is it this is something that you’ve wanted to do, or where did this restructuring programme that you just announced today, where did that come about? The question is, what is that going to do to improve the underlying performance of the Rigids business going forward?

Ron Delia: Yeah thanks for the question. On H2, we do have a slide and appendix here at slide 42, which David’s referring to. Because there’s a couple things going on here, and I think it’s helpful to maybe step through it. First is, obviously we’ve had lower volumes and an adverse mix versus the prior period so we compare our earnings to the prior 12-month period and that’s predominately driven by volume and mix in this segment. You see the volume performance in both the total of the North American beverage portfolio but also the hot fill, which is the higher value-add part, improved modestly in the second half in terms of period on period comp, but still negative and still adverse in mix. The reason I say adverse in mix is because the hot fill volume is the more higher value-add part of the portfolio.

The issue on the second half is that this is a very seasonal business and it’s also a business, which is pretty well utilised. The plant network is pretty well utilised. I’ll come back to that when we talk about the restructuring programme. So when you have high utilisation in a business that’s quite seasonal, it means that in the second half, because of the extra volume you have to run in absolute terms, you’re required to run essentially seven days. So a simple way to think about this is on the right-hand side, when we talk about less ability to flex costs in H2, is that we ran 16% more volume over our network than we did in the first half.

Simple way to think about that is in terms of days of production: in the first half you can run five or six days and still meet the volume requirements. In the second half, in a network that’s pretty well utilised you need to run seven days regardless of what the period-on-period comp is, because period on period the volumes were down 3%. That’s not enough to allow you to run the plants anything other than seven days quite simply.

And with that come seven days of labour, some of the energy cost in this businesses is —

David Errington: So you had to run seven days?

Ron Delia: We have to run seven days because the network is well utilised. We have a very well-utilised plant network in North America. So that’s the incremental impact in the second half, if that was the first part of question right, so that the first half you’re able to flex costs.

David Errington: So what should that have been in that second half at 116 and 138, to avoid that sort of drop in earnings? What sort of season — what should that have been? Is that the way to look at it or is that just not the way to look at it?

Ron Delia: No, I think that what that says is that every year in the second half you run substantially more volume than you run in the first half. And if the business is pretty well utilised in the second half, you’re going to have to run seven days, which means you can’t flex costs in the face of year-on-year volume declines.

David Errington: And what happened, because the Rigids missed in the second half while the profit drop suddenly because it dropped heavily. Must have been in May and June, June must have been a really tough month. So what kind of —

Ron Delia: Yeah, the volumes in the mix didn’t really improve throughout the half.

David Errington: Worse than you expected in June?

Ron Delia: Not too far off from where we expected and we gave an update in May that reflected what we’re seeing in the market including this phenomenon of around flexing cost. The less ability to flex cost in the second half, I’m not sure is intuitive because the seasonality here is quite substantial. It’s more substantial than the seasonality in any of our other businesses.

David Errington: And is the restructuring going to be able to help you in any way?

Ron Delia: Yeah, so the second part of your question was about the restructuring. Look again, the business is fairly well utilised. There’s not any major production plants to be closed because the volume growth is there. We expect low single digit volume growth in this market going forward. That’s been our experience. So the plant network is generally well optimised, but there are opportunities to take out some smaller plants and consolidate the production equipment in some of the larger facilities, not necessarily reducing capacity, but consolidating that capacity under less roofs.

There’s the opportunity to invest in some more productive assets to enable that consolidation and then there are overhead reductions that we can do.

David: So what sort of productive assets do you have to invest? Can you give a bit of detail to give it a bit of substance, because rather than just over numbers, what are these investments?

Ron Delia: Yeah, so you can replace two or three older blow moulders or two or three older injection moulding machines with one and preserve floor space. So what that enables you to do is maintain the same capacity at a more — higher level of productivity and actually decrease the amount of floor space, so you can close some small plants, consolidate those assets and that equipment into larger facilities. You do that by investing in higher productivity machines.

David Errington: And that — because still looking at page seven of these, you say it’s going to cost you between, what is it, $45 million?

Ron Delia: $45 million in cash.

David Errington: But then below that, you say total after tax cost is expected to be 50 to 60 and pre-tax 60 to 70?

Ron Delia: Yeah, it’s just the difference between the accounting impact and the cash impact, so there’s some assets that you will accelerate the depreciation of or write off, and they get replaced with newer more productive assets. That’s the difference.

David Errington: Cash is 45, but total cost — Ron Delia: Yeah.

David Errington: Thank you.

Ron Delia: Okay. Got another one here from the floor and then we’ll take a couple from the line.

John Purtell, Macquarie Securities

John Purtell: Good afternoon, John Purtell from Macquarie. I just had a couple of questions. The first one just in terms of how you view the net one-offs in the result. How did you see them balancing out? There’s obviously a few moving parts in terms of gain on sale and restructuring costs.

Michael Casamento: Yeah, so obviously every year we do a Q of E, and no different for this year. I think what we’ve seen this year is a higher than usual restructuring component through the year, so I touched on that in my slide. That was around $40 million and then there were some additional asset sales, but offsetting that was in the other income line was pretty flat year-on-year offsetting, that was really a pension gain that we got last year that we didn’t get this year. So net-net, the way we look at that is it’s pretty neutral year-on-year.

John Purtell: And just the second question on raw materials again. So just to clarify, you’re still seeing a negative lag impact in this current half. So you expect to catch it in the current half and then it neutralises in the second half?

Ron Delia: That’s correct.

John Purtell: Just one more if I may, to add to that. Is your buying substantially different to index because from what we can see with the indices, it looks like they have flattened down.

Ron Delia: I think in general our buying is at least in line with the indexes. I think it depends on the grade and the geography in terms of what the actual experience is. I would say to you that in several parts of the world, we’ve seen the indexes and our actual prices flattened. In other parts, we’ve seen some modest increases, particularly in aluminium and in liquids. There’s another slide in the appendix here, which shows the trajectory of the increases by major spend category and you can see it’s slowing.

Richard Johnson, CLSA

Richard Johnson: Richard Johnson from CLSA. Can I just go back to the question on rigids, and particularly the volume side. If you look at the custom volume numbers they might be well down on the prior year, but they’re not that far different from the year before that, and obviously the profit performance. So from the mix perspective is significantly worse. So I’m just really trying to grapple with why that’s occurred and when you look back on it, do you think there is something you could have done about that earlier than you’ve eventually done?

Ron Delia: No, look I think the business is 9% down in hot fill for the year. That’s a pretty substantial difference.

Richard Johnson: If you compare it to the year — so to the 2016 year it’s not too different at all from a volume perspective?

Ron Delia: In absolute volume, yeah, but we’ve added volume from that period to this period and picked up business along the way. We have assets now and footprint to support a higher level of volume than we would have had.

Richard Johnson: Okay, that’s great, thanks.

Then just on raw materials, just to put what’s happened in 2018 into the context. If I think about the cost and the price dynamic through the cycle rather than in just in one particular year, would it be true to say that what happened in 2000 and was of the year just completed just basically takes you back to par, because in the prior years, you would have been a big beneficiary certainly in the 2016 year, perhaps to a lesser extent in the 2017 year. So it would be helpful if you could give us an understanding of what the benefit earnings in those years were from raw material so we can try and equalise what the negative impact was in 2018. I totally get the movement from year-to-year and I completely understand it’s a cycle, but I’m just trying to think about it through the cycle. So what’s happened in 2018, is that just a par move rather than the negative through the cycle?

Ron Delia: Look, the only time we have an earnings impact, positive or negative is when a couple of things happened at the same time. One is that raws move in concert across the various categories, across the geographies that we operate in, and move in a consistent pattern for an extended period of time. So we get neither a benefit or a headwind unless all of that is true at the same time and that’s actually what’s happened this year. So you’ve had polymer-based imports like resins and films, and you’ve had metals like aluminium move at the same time, which is not the way it always happens, and move at the same time in each region in the world in the same direction in a consistent way.

So that leads to a period of time where you’re just chasing, and it leads to a negative impact on earnings. It’s not usual that we either have a lag of this magnitude and it’s also equally unusual that we have a tailwind of that magnitude. In fact, I don’t know that we’ve had one. The last time we’ve had as a material impact on the EBIT of the business was in 2011 where we had a steady increase again consistently across the materials at that point, more polymers than aluminium across all the businesses.

So I think it’s pretty difficult to look through the cycle and try to normalise the earnings because you don’t necessarily have the same impact in each period. You’ve got to look over time at what the impact has been and I would say you strip that out to get the true underlying performance of the business.

Richard Johnson: That’s great, thanks a lot. When you reported your half year, you were still reporting that the contribution from the two acquisitions plus the restructuring was going to be an incremental 100, presumably that number is lower now. So can you just tell me what it is?

Ron Delia: I think over time we’re going to realise the full benefits from each of those investments. We have $36 million in this result from the restructuring initiative in the Flexibles business. We got a benefit from the Sonoco investment, and the Alusa business suffered from soft volumes in Latin America and the raw material headwind. But each of the three will deliver as originally expected. I think on Alusa we’ll be a year behind in terms of the benefits there and that’s a function of the raw material environment and the lack of volume growth in that business since we acquired it.

Richard Johnson: Just to clarify, you’re saying that Alusa will get to the 60 or 65 you’d originally suggested one year later?

Ron Delia: That’s the expectation.

Richard Johnson: Even though it’s obviously a significantly smaller business than you thought you were buying?

Ron Delia: I’m not sure it’s significantly smaller, but it’s been documented that we’re in dispute about the business that we acquired, and there is less EBITDA in the business than we thought.

Richard Johnson: Great, thanks.

Ron Delia: We have one from the phone we might take. We’ve got Larry Gandler waiting on the phone here from Credit Suisse.

Larry Gandler, Credit Suisse

Larry Gandler: Ron, on North American Rigid volumes or maybe volumes overall, obviously this summer would have been warmer than last year’s cool summer. I think you called out that you kind of held market share. I’m just wondering if you could maybe give some more colour as to why volumes remained weak in 2H given that we did have warmer climate.

Ron Delia: Yeah, look, I think the summer mix — there’s a number of months in the summer. And I think the best way to understand our volume performance is if you look at the categories and look at the category data and you see a turning point towards May. It depends on the level that you look at it. But if you look week-by-week you start to see an improvement towards the end of May. April and May were not great months and June was flat for us.

Now we’ve seen a modest increase in July as the summer has dried out and warmed up, but it was a slow wet start and cold start in much of the US in terms of April and May, which has improved and we’ve called that out today.

Larry Gandler: Okay, that’s in all categories juice, non-carbs, carbs, water

Ron Delia: Yeah, as a general rule we would say that the seasonal effects impact all categories, and so they all benefit when the weather is warmer and drier. In our business we’ve seen a modest improvement at the start of this fiscal year, which is really July.

Larry Gandler: Okay, great. I’ll move over to maybe LatAm, both rigid and flexibles. The currencies Brazil, Argentine peso, some big markets for you guys moved quite a bit. I’m just wondering if you can call out what sort of effect you’re incorporating in your guidance for FY19?

Ron Delia: The business down there in rigids especially is pretty resilient to currencies. Larry, it’s actually improved. The situation has improved modestly over the last couple of years in Argentina in particular, because the contracts we have are sort of split. You have local currency costs, which are denominated in the local currency, and then you have hard currency or US dollar cost particularly around imports, which have mechanisms, that mark-to-market those commodities in US dollar.

So the business is pretty well protected through its commercial contracts. The situation has improved a little bit in Argentina because as you know the government’s normalised the measurement of inflation in that country and so the currency devaluation is now more aligned with the actual inflation, whereas a few years ago there was a big disconnect, and so that actually helps those mechanisms to function as they’re intended. So it’s a long answer, but the short answer is we don’t anticipate any material currency impact.

Larry Gandler: Okay, so in this result the cost line would benefit from your local cost being translated at a more favourable rate, and then you have wage increases in next year. Is that sort of how to think about it?

Ron Delia: Well, to make it simpler, we give the constant currency EBIT result for the Rigid Plastic segment, which normalises the translation issue. There really is very little transactional impact because you have wage increases, which have to be recovered through higher selling prices and our contracts allow us to do that. Then you have raw materials, which are denominated in US dollars both on the buy side and the sell side.

Larry Gandler: Okay, fantastic. Just moving to a couple more, tobacco, is the outlook similar to the rest of the flexibles division?

Ron Delia: Yeah, the outlook there is for modest performance going forward and that’s a combination of a number of different dynamics. As you know, the business does a good job each year of expanding margins through higher value-added products. There is a modest volume decline globally in that space. And then the business also does a good job of driving cost out and closed the plant in Malaysia in the second half of the year, which is just the next step towards optimising its footprint.

Larry Gandler: Okay two more from me so I can just quickly go. Restructuring in Europe, you called that $36 million for FY18, but then the run rate is at a base around 60 million. That seems like and I think you had a thing that said it was an incremental $10 million but that seems like an incremental $24 million.

Ron Delia: Now, the benefit started to accrue in the prior year. So FY18 is the second year of benefits, we had benefits in the first year as well so you had the benefits in 2017 and the benefits in 2018, and then the further $10 million that we will get in 2019, and that gives you $60 million.

Larry Gandler: Okay got it, yeah. And the last question is cash tax. I think you’re guiding 85% to 95%. Michael, that seems a bit higher than previous guidance and I looked over the last few years it was between 70% and 80%. So while there is a new lower tax rate on the P&L guidance, would you say that the cash tax guidance is unchanged?

Michael Casamento: Yeah, we’ve been around 85% to 90% for a little while now Larry, so that’s kind of what we see flowing through. That was what we saw this year and that’s what we’re sticking to moving forward at this time.

Larry Gandler: Okay, so as your P&L tax percentage falls, your cash tax percentage also falls as a proportion of cash income.

Ron Delia: Well, Larry you might be referring to if I take us back here to history, because it’s been 85-90% as Michael said for a while, but it might be five, six, seven years ago now. We used to have some tax losses that we were able to avail ourselves of in a couple of big jurisdictions, which were helpful to lower the actual cash tax paid. But I think that’s before Michael’s time certainly. That’s five or six years ago.

Larry Gandler: Okay, great, that’s good to know. I was working on an average of about six, seven years.

Ron Delia: Okay. I think we’ve got a couple more on the phone. We’ll take Owen Birrell from Goldman Sachs.

Owen Birrell, Goldman Sachs

Owen Birrell: Yeah, hi, guys. I just wanted to refer to the rigids business. Slide ten, you’ve got your average funds employed number falling around about 18% from about 20.5% down to 17%. I think 9% of that is the profit line coming off, but we know that this is sort of a 10% increase in the asset base. I’m just wondering what’s driven that given that it doesn’t seem to be a huge amount of additional Capex during the period. Looking forward, given that you’re going to spend some money on the restructuring investment, where should we see this ROCE number moved to in 2019?

Ron Delia: Yeah, look, as far as the increase in the funds employed, it’s the annualised impact of the Sonoco acquisition, which we did. And we didn’t have the full-year impact of those funds employed in the FY17 number because this is an average number through the course of the financial year so you’re lapping a period where you didn’t have that business from the start of the period, so that’s the predominant source of the step-up.

Then as far as the guidance going forward, I think the EBIT guidance is as conveyed in the press release: solid growth is expected in the segment. There shouldn’t be a substantial change in the average funds employed level, and so the return will grow with the profit growth.

Owen Birrell: Is it fair to say, just switching on to working capital now, about a 30% increase in your working capital to sales ratio, is that again the Sonoco acquisition annualisation coming through?

Michael Casamento: Yeah, I can take that one. So over the last two years you’ve seen a step-up in working capital and that’s really on the back of two acquisitions: the Alusa acquisition and the Sonoco acquisition. Both of those have a much higher working capital average per cent of sales than the Amcor average. So what we’ve seen is that grow over time having said that it did kind of peak earlier this year so January, February and we’re starting to see that stabilise now and would look to see that coming off, as I said in my notes.

We’ve actually made some really good gains in those acquisitions, but you’re starting off a much higher base than the Amcor average. So we would expect that should come back down to a more normal level over time.

Owen Birrell: And post-Bemis, where should it go, because Bemis as you’ve said on the previous call had a much, much higher working capital position than you would have liked. So on balance, where should that working capital position end up?

Ron Delia: It’s going to start off higher. I think it’s a common phenomenon. Every business we’ve bought has higher working capital to sales. Bemis will be no different, it has a higher level of working capital to sales than our business. That acquisition will have the same dilutive effect initially, but we’ll bring it down over time. We expect to be able to do that.

Owen Birrell: How quickly can you bring down those working capital numbers? Should it only be six to 12 months or should it drag out longer?

Michael Casamento: Look, I think it’s a combination of factors that deliver that and it typically takes time. It’s not a six-month exercise. There’s a lot to do when you’re integrating businesses particularly bigger businesses and working capital is one of those integration efforts and you just have to work your way through. Our teams are really focused on that and they do a good job. As I said in the ones that we’ve done more recently, we’ve made really good progress, but if you take Alusa as an example you were starting at three times higher than the Amcor average so that takes time to get down. We’re working our way through that and making good progress.

Owen Birrell: Okay, and just one final question for me. This one is for you, Ron. We saw this morning Pepsi’s acquisition of SodaStream, one of the key drivers behind that acquisition was to reduce the amount of waste generated effectively from disposable packaging. I mean Pepsi being a large rigids client of yours in North America, does that create any concerns on their forward-looking strategy in the North American market?

Ron Delia: No, look, I think it’s consistent with several trends that we’ve seen in that space. That acquisition is helping them tap into the at-home consumption market, that is really what that’s about. It’s an appliance that sits on a counter top at home. There are bottles that get refilled, but they tend to be consumed at home. That market is thought of as at-home consumption. So it’s sort of in keeping with what we’ve seen over a number of years and benefited from, which is a move towards small sizes across all the beverage categories for away from home consumption. The larger sizes, the 2L containers in soft drinks and 32oz in the US for sports drinks, and things that have tended to be consumed at home, that volume has been shifting over time to much smaller sizes, which is a positive development for us and we would expect to continue.

Owen Birrell: Okay, thanks, guys. Cheers.

Ron Delia: We have a couple more on the phone here we might go to next. Keith Chau from Evans and Partners?

Keith Chau: Good morning, Ron and Michael. Thanks for taking the questions. Ron, just want to check through with you the early part of FY19 and what’s been observed in your sales at this point in time. I think you called out emerging market growth as up 4% in the second half of last year in developed markets; with the implication of what’s been disclosed, is that developed market — EBIT went back at a reasonable rate of knots in the second half. So as we look into the first seven weeks of FY19, what have you observed in the markets? I know you’ve called a couple of things out but just be good to get some granularity in that respect.

Then secondly, just looking at your outlook commentary for the full year. Solid PBIT growth of flexibles and rigids, starting off with a modest growth in the first half which implies a strong outcome in the second half. What gives you the confidence, or are there any other lead indicators that you can see that gives you confidence that that outcome can be delivered?

Ron Delia: Yeah, so look, the first part of the question around what we’re seeing, look, it’s the things that we’ve highlighted. In the beverage space as I said, we had a really rough start to the summer season, April and May. June for us was flat and we’ve seen some modest volume growth in July, but we’re going to be cautious while being encouraged at the same time, I guess is how I would describe it. The raw materials headwinds are slowing in many parts of the world. The earnings headwinds are starting to abate across the flexibles. But the flexible packaging business, it’s a little bit slower to drift off in South America in particular, but certainly in Europe we’re seeing, the raw material headwinds start to slow.

Then in the emerging markets we had a good second half. We had 4% growth, the long-term trend in our emerging markets portfolio would be mid to high single digits, so call it 5-7% growth over a long period of time. We’re at 4% in the second half, so that’s good to see and shows building momentum, which we’re expecting to continue.

As far as the first half, the modest expectations in both segments. You’ve got to realise there’s costs to integrate acquisitions and capture synergies in both of those segments in the first half and we also would expect to see some adverse impact from raw materials in the first half in the flexibles segment, although albeit more modest than we’ve been seeing. So, that’s the difference between what we see in the first half and what we expect for the full year.

Keith Chau, Evans and Partners

Keith Chau: So Ron, can you help us perhaps maybe quantify the headwind from resins in the first half and recovery in the second half? So you know, is it somewhere in the magnitude of around $10 million in the first half and then a positive $10 million in the second half? Or is it more severe than that?

Ron Delia: Well, I won’t give you the number, but I’ll help you dimension it. So if you think about our second half, our first half and second half in FY18 were about 20-25 million in each half, give or take. It ended up at $43 million for the year. It’s certainly slowing and then the guide for the full year is ‘no impact’. So whatever you assume is the headwind in the first half is the same offset that we’d expect to over-recover in the second half, to bring the balance to zero. So it’s in that order of magnitude but certainly less than we experienced in either the first or second half of FY18.

Keith Chau: Okay, thank you. That’s very helpful. Maybe just going back onto developed markets, I think the second half clearly went backwards from an EBIT perspective. In the first or in the early stages of FY19, is developed PBIT growth positive, or still negative at this stage?

Ron Delia: The big driver of developed markets performance in the second half is rigid plastics, because it’s a substantial part of the developed markets portfolio. It’s seasonally weighted to the second half, which means it’s an even bigger component in any second half. And it had a tough second half as we’ve discussed. So that’s really what that’s all about.

I think we have one more on the phone from JP Morgan. Brook. We’ll take Brook’s question.

Brook Campbell-Crawford, JP Morgan

Brook Campbell-Crawford: Yeah, good morning, Ron and Michael. I had a question. Just looking through the P&L, seems like there’s a pretty large drop in the second half through the general admin line and also R&D expense down. Presumably flexible restructuring kind of accounts for some of the G&A reduction. But just on R&D, is it a permanent reduction or what sort of led to the drop in that expense?

Ron Delia: I think that is a function of the significant items that we took in the prior period which were related to the flexible segment restructuring, and they go through the G&A line in the statutory accounts. So it’s just a non-repeat of one-time costs that we had in the prior period.

But there’s no fundamental change in our level of R&D spending. It’s on the contrary; if anything we’ve probably spent a bit more.

Brook Campbell-Crawford: Okay. And just a higher-level question for flexibles. Continue to hear that the landscape of food manufacturing is evolving with smaller players disrupting the market. So just interested to hear about how you feel Amcor and Bemis are sufficiently set up to participate in this trend, which likely means shorter production runs.

Ron Delia: Yeah, look. We think this is a great opportunity because you’ve got a number of shifting tides in the value chain, which means opportunity for somebody to take a hold of. You know, you’ve got shifting consumer preferences and consumers more focused on things like sustainability and expecting more functionality from packaging, whether it’s shelf life or resealability, which are just two examples. You’ve got retailer shifts and in some cases consolidation. In other cases you’ve got the proliferation of the eCommerce channel. So you’ve got all these moving parts and dynamics which to us says opportunity. Opportunity tends to accrue to the players with the best resources and insights, and we think we have that, and with Bemis we’ll have even more of it. So look, I think the short answer is we see it as a great time to really set ourselves apart from the rest of the industry. In some cases you need to buy some different assets, but we’ve demonstrated in rigid plastics as well as in flexibles that we can be quite agile in doing that. I think the more important part is the depth of insights you get as an industry leader that allow you to get out in front of some of these trends and benefit from them.

Brook Campbell-Crawford: Thanks. And one more just on the flexible piece again. Against the backdrop of population growth and the shift towards flexible plastic packaging that you call out and putting that in the context of the flat constant currency revenue line for that division, just interested to understand if you feel you’re keeping up with growth in the end markets for flexibles that you participate in, or is there some one-off issue that you can call out?

Ron Delia: No, I think, in the flexible segment you have a couple of different things going through that top line there, including the raw materials adding to the top line, but then you also have the specialty cartons business in that segment, which had a declining sales line last year. So you have a couple of different moving parts. As a general rule we would say the business is quite healthy. If anything it’s gaining share. The business in Europe, which is let’s say the purest general flexibles business that we have at scale, which is a $3 billion plus business, had good sales growth last year and picked up momentum in the second half. So if anything, that business you would say is winning in the market, and that’s the expectation. And it’s been the experience, as well.

Brook Campbell-Crawford: Okay. Thanks for that.

Ron Delia: Okay. Thank you. We have one more question — a couple more questions here from the floor.

David Walker, Clime Asset Management

David Walker: Thank you Ron. David Walker from Clime Asset Management. Could you relate the financial criteria and disciplines for acquiring — or proving the acquisition of Bemis or deciding to go ahead — to the general criteria for M&A before the acquisition was announced. Were they the same?

Ron Delia: Yeah. So the way we think about the cash flows of the business every year, of $200-300 million we have coming out of the business after dividends and CAPEX, we’d expect to deploy that either in additional bolt-on acquisitions or supplemental greenfield projects. We treat all of that on a very simple cash return on investment basis. So it’s a $50 million greenfield in a certain part of the world or $50 million bolt-on acquisition, we take a very simple approach. It’s cash, either funded from the operating cash flows of the business or drawn off debt facilities, and it’s a very simple equation to get a cash ROI.

Now, that’s an important metric but not the only way to think about an all scrip deal, which is what Bemis is. It’s an all scrip deal at a fixed exchange ratio which means that the investment — if you try to isolate an investment, the investment changes every day. It changes as a function of share price movements and currency movements. So every day the denominator on the ROI calculation is different. Doesn’t mean it’s not relevant; it just means it’s probably not the only metric to be looked at. In this case we would say that any ROI that you would use, would be substantially above our whack, which means it’s value creating. At that scale, there’s a substantial amount of value created with that kind of spread over a whack. But that’s the ROI lens. I think it’s pretty important to use, as well that this deal allows us to generate a higher level of earnings per share without changing the capital structure. So there’s no change to the balance sheet and no cash out required by anybody, in terms of our shareholders or off the balance sheet of the company. So you end up with the same balance sheet with more earnings per share and a stronger business that generates more cash flow and has higher margins. So it’s a bit more of a comprehensive assessment that we’ve done on this one, which feels quite different to us than a $50 million capital project or a smaller bolt-on acquisition.

David Walker: The revenue synergies aren’t included in the amount?

Ron Delia: Correct. Not included.

David Walker: Why is that?

Ron Delia: Because we as a level of conservatism have never underwritten an investment, you know, in anything off revenue synergies. It’s about the cost synergies which are more realisable in the short term; more controllable; benchmark better with our previous experience so give us a higher degree of conviction and certainty. We just feel like that’s a bit more of a conservative way to think about it.

Got one from this side of the room.

Scott Ryall, Rimor Equity Research

Scott Ryall: Thanks, Ron. Excuse me. Scott Ryall from Rimor Equity Research. I was wondering if I could ask about your sustainability goals. Hopefully very quickly. You’ve talked about having all packaging recyclable or reusable by 2025. Where are you at the moment?

Ron Delia: Well, in rigid plastics, we’re there. We’d say predominantly rigid plastic containers can be recycled whether they’re PET-based or polyethylene based. Polyethylene and propylenes. In flexibles, it’s mixed. It’s a mixed percentage at the moment, and it has to do with the industrial scale — the accessibility of industrial scale recycling systems. So probably two thirds of our flexible packaging could be technically recycled but the scale of those recycling, that recycling infrastructure is not where it needs to be. So the pledge actually has three components, and the first is that everything we make will be recyclable by 2025. The second is that we will use more recycled content as opposed to virgin material in the products we produce. But the third one is important — equally important, which is that we’re going to work with others, and a shared effort here with NGOs and governments and other value chain partners to encourage more recycling in the first place. That will create more scale economics. It will generate investment in the recycling processing stage and allow for more accessibility for consumers around the world to actually have a place to recycle the product.

Scott Ryall: Okay. So you touched on the second one. In terms of a significant increase in the use of recycled materials in your packaging, where are you now and where do you think you can get to? Can you quantify that?

Ron Delia: Probably less than 5% today. The issue is availability of material and the cost-effective availability of that material. So, we haven’t quantified it because that would be a function of how us and our value chain partners and governments around the world — how successful we are at encouraging a consumer to ultimately recycle. But if the material is available we can use it.

Scott Ryall: Okay. But is it more about the cost-effective nature of that?

Ron Delia: At the moment it’s more about both. I mean, I think you have dynamics that at times make recycled material at least at parity with virgin. But there is also an availability issue, particularly in polyethylenes and things. It’s just very hard to get good grade, packaging grade, recycled material at scale.

Scott Ryall: Okay. And then how much of your R&D goes towards those goals at the moment — over the next five to ten years? What proportion do you think?

Ron Delia: Look, it’s going to increase. But it’s going to increase because it’s a fundamental consumer need. So our R&D efforts work backwards from what does the consumer need. We see three or four key things that we’re focused on, sustainability being one. Extended shelf life and product protection is another. Authentication and identification and the ability to connect with the package would be another. The fourth would be around just reducing total cost of ownership for everyone in the value chain. That’s things like light weighting, etc. Those are the four big themes that our R&D efforts go against and I think increasingly over time the mix will start to shift and we will gravitate more to the sustainability aspect of that agenda.

I think we’re about out of time. I think we have no further questions from the phone nor from the floor so we’ll thank you all for joining us this morning and enjoy the rest of the day.

[END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will Be Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.